Rec'd 10/16/03



03054943

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 16 2003
DIVISION OF MARKET REGULATION

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SEC FILE NUMBER
8- 53443

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/02 (MM/DD/YY) AND ENDING 5/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CIS Securities Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
NOV 04 2003
THOMSON FINANCIAL

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).


KPMG

CIS SECURITIES, INC.

Financial Statements

May 31, 2003 and for the Period
from June 19, 2001 (Inception) through May 31, 2002

(With Independent Auditors' Report Thereon)



303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors
CIS Securities, Inc.:

We have audited the accompanying statements of financial condition of CIS Securities, Inc., a wholly owned subsidiary of CIS Holdings, Inc., as of May 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year ended May 31, 2003 and the period June 19, 2001, commencement of operations, to May 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CIS Securities, Inc. as of May 31, 2003 and 2002, and the results of its operations and its cash flows for the year ended May 31, 2003 and the period June 19, 2001, commencement of operations, to May 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

July 15, 2003



CIS SECURITIES, INC.

Statements of Financial Condition

May 31, 2003 and 2002

Assets		**2003**	**2002**
Cash	$	285,000	285,000
Due from Cargill, Inc.		—	3,394
Accrued management income		16,667	—
Accrued taxes receivable		3,917	—
Prepaid expense		7,158	—
Total assets	$	312,742	288,394
Liabilities and Stockholder's Equity			
Liabilities:			
Unearned management income	$	—	22,085
Due to Cargill, Inc.		37,564	—
Accrued income taxes		—	5,708
Total liabilities		37,564	27,793
Stockholder's equity:			
Common stock, $.01 par value; 100 shares authorized, issued, and outstanding		1	1
Additional paid in capital		249,999	249,999
Retained earnings		25,178	10,601
Total stockholder's equity		275,178	260,601
Total liabilities and stockholder's equity	$	312,742	288,394

See accompanying notes to financial statements.

CIS SECURITIES, INC.

Statements of Income

Year ended May 31, 2003 and
the period from June 19, 2001 (inception) through May 31, 2002

		2003	2002
Revenues:			
Management income	$	44,961	12,915
Interest income		—	3,394
Total income		44,961	16,309
Expenses:			
Operating expenses		21,403	—
Income before income taxes		23,558	16,309
Income taxes		8,981	5,708
Net income	$	14,577	10,601

See accompanying notes to financial statements.

CIS SECURITIES, INC.

Statements of Changes in Stockholder's Equity

Year ended May 31, 2003 and
the period from June 19, 2001 (inception) through May 31, 2002

		Common stock	Additional paid in capital	Retained earnings	Total stockholder's equity
Balance at May 31, 2001	$	—	—	—	—
Capital contribution		1	249,999	—	250,000
Net income		—	—	10,601	10,601
Balance at May 31, 2002		1	249,999	10,601	260,601
Net income		—	—	14,577	14,577
Balance at May 31, 2003	$	1	249,999	25,178	275,178

See accompanying notes to financial statements.

CIS SECURITIES, INC.

Statements of Cash Flows

Year ended May 31, 2003 and
the period from June 19, 2001 (inception) through May 31, 2002

		2003	2002
Cash flows from operating activities:			
Net income	$	14,577	10,601
Adjustments to reconcile net income to net cash provided by operating activities			
(Increase) decrease in accrued taxes		(9,625)	5,708
Increase in prepaid expense		(7,158)	—
Increase in accrued management income		(16,667)	—
(Decrease) increase in unearned management income		(22,085)	22,085
Increase (decrease) in due to/from Cargill, Inc.		40,958	(3,394)
Net cash provided by operating activities		—	35,000
Cash flows from financing activities:			
Proceeds from capital contribution		—	250,000
Net increase in cash		—	285,000
Cash at beginning of year		285,000	—
Cash at end of year	$	285,000	285,000
Supplemental disclosure of cash flow information:			
Cash paid during the year for income taxes	$	18,606	—

See accompanying notes to financial statements.

CIS SECURITIES, INC.

Notes to Financial Statements

May 31, 2003 and for the Period
from June 19, 2001 (Inception) through May 31, 2002

(1) General Information and Summary of Significant Accounting Policies

CIS Securities, Inc. (the Company), a wholly owned subsidiary of CIS Holdings, Inc. (the Parent), is a broker/dealer registered with the National Association of Securities Dealers. The Company was incorporated in March 2001 in the State of Delaware. Operations of the Company commenced on June 19, 2001. The Company's primary business has been to serve as a selling agent for commodity pools, that are administered by an affiliated entity, that engage in the trading of commodity futures and options contracts.

Revenue Recognition

The Company earns annual maintenance fees for acting as a selling agent. Fees received in advance are amortized over one year.

Income Taxes

The Company is included in the consolidated Federal income tax return of its Parent. Accrued taxes payable represents the remaining balance, due to Parent, to be paid for the current year income taxes.

Cash

Cash represents amounts on deposit with an unaffiliated third-party financial institution.

Due to Cargill Inc.

Due to Cargill, Inc. represents the net balance due to Cargill Inc., CIS Holdings, Inc.'s ultimate parent. Cash on deposit with Cargill, Inc. earns interest daily at the one month LIBOR.

Accrued Management Income

Accrued management income represents amortized portion of fees not yet received.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related Party

The Company has no employees. The Company leverages resources of the Parent. The Parent provides facilities and administrative services to the Company at a yearly cost of $100.00.

(Continued)

(3) Net Capital

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital as defined under this rule. The Company operates under the basic method. At May 31, 2003 and 2002, the Company has net capital of $247,436 and $260,601, respectively, and required net capital of $5,000. Its ratio of aggregate indebtedness to net capital is 0.15 and 0.11 to 1 at May 31, 2003 and 2002, respectively.

(4) Exemption From Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission on the basis that the Company carries no margin accounts and does not otherwise hold funds or securities for customers. The Company has not executed any customer transactions during the year.